UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OceanFirst Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

675234108

(CUSIP Number)

John R. Garbarino

975 Hooper Avenue

Toms River, NJ 08754

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 675234108
1	Names of reporting persons I.R.S. Identification no. of above person (entity only) John R. Garbarino
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 498,914 (not including 419,601 shares subject to options exercisable within 60 days and 75,173 shares subject to unvested options)
	8	Shared voting power 26,233
9

Sole dispositive power

    862,928

(not including 75,173 shares subject to unvested options, 55,191 shares held in the OceanFirst Bank Employee Stock Ownership Plan and 396 shares held in the OceanFirst Bank Matching Contribution Employee Stock Ownership Plan)

	10	Shared dispositive power 81,820
11	Aggregate amount beneficially owned by each reporting person 944,747 (includes 419,601 shares subject to options exercisable within 60 days)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.91% of 19,241,557 shares of common stock outstanding as of February 11, 2010 (includes 419,601 options exercisable within 60 days)
14	Type of reporting person IN

Item 1. Security and Issuer

The undersigned hereby amends the Schedule 13D filing dated April 8, 2003 as amended on May 11, 2006 and September 6, 2006 with regard to the shares of Common Stock, par value $.01 per share (the “shares”) of:

OceanFirst Financial Corp. (“Issuer”)

975 Hooper Avenue

Toms River, New Jersey 08754

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below. This Amendment No. 3 constitutes an exit filing for the Reporting Person whose beneficial ownership has dropped below the 5.0% Schedule 13D reporting threshold as a result of the Issuer’s issuance of 6,389,400 shares in a public offering in November 2009.

Item 4. Purpose of Transaction.

In November 2009, the Issuer issued a total of 6,389,400 shares of common stock in a public offering. As a result, the Reporting Person’s beneficial ownership is less than 5% of the outstanding shares of the Issuer.

Item 5. Interest in Securities of the Issuer.

a) Mr. Garbarino beneficially owns 944,747 shares, representing 4.91% of the 19,241,557 outstanding shares of the Company’s common stock as of February 11, 2010.

In accordance with Rule 13d-3 of the Exchange act, the beneficially owned shares and the total outstanding shares include 419,601 shares that Mr. Garbarino may within 60 days acquire pursuant to exercisable options.

(b) Mr. Garbarino has sole voting power over 498,914 shares, which does not include either 419,601 shares that may be acquired upon the exercise of stock options, or an additional 75,173 shares that may be acquired upon the vesting and exercise of stock options.

Mr. Garbarino has shared voting power over 26,233 shares, which includes 14,445 shares held by Mr. Garbarino’s spouse and 11,788 shares held by Mr. and Mrs. Garbarino as co-trustees for their sons.

Mr. Garbarino has sole dispositive power over 862,928 shares, which does not include the additional 75,173 shares that may be acquired upon vesting of and exercise of stock options, 55,191 shares held in the OceanFirst Bank Employee Stock Ownership Plan and 396 shares held in the OceanFirst Bank Matching Contribution Employee Stock Ownership Plan.

Mr. Garbarino has shared dispositive power over 81,820 shares, which includes 55,191 shares held in the OceanFirst Bank Employee Stock Ownership Plan, 396 shares held in the OceanFirst Bank Matching Contribution Employee Stock Ownership Plan, 14,445 shares held by Mr. Garbarino’s spouse and 11,788 shares held by Mr. and Mrs. Garbarino as co-trustees for their sons.

(c) Transactions effected during the past 60 days:

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 15, 2010
Date

/s/ John R. Garbarino
Signature

John R. Garbarino, OceanFirst Financial Corp.,
Chairman, President and Chief Executive Officer
Name/Title